UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2014

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On March 25, 2014, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2014. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2014 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2014 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: March 26, 2014

EXFO Reports Second-Quarter Results for Fiscal 2014

▪	Sales reach US$51.2 million
▪	Bookings attain US$58.7 million (book-to-bill ratio of 1.15)
▪	Cash flows from operating activities total US$3.6 million

QUEBEC CITY, CANADA, March 25, 2014 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the second quarter ended February 28, 2014.

Sales reached US$51.2 million in the second quarter of fiscal 2014 compared to US$62.6 million in the second quarter of 2013 and US$56.0 million in the first quarter of 2014.

Bookings attained US$58.7 million in the second quarter of fiscal 2014 compared to US$53.4 million in the same period last year and US$57.9 million in the first quarter of 2014. The company’s book-to-bill ratio was 1.15 in the second quarter of 2014.

Gross margin* amounted to 60.8% of sales in the second quarter of fiscal 2014 compared to 62.2% in both the second quarter of 2013 and the first quarter of 2014.

IFRS net loss in the second quarter of fiscal 2014 totaled US$1.3 million, or US$0.02 per share, compared to net earnings of US$39,000, or US$0.00 per diluted share, in the same period last year and a net loss of US$0.7 million, or US$0.01 per share, in the first quarter of 2014. IFRS net loss in the second quarter of 2014 included US$1.0 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange gain of US$2.3 million.

Adjusted EBITDA** totaled -US$1.0 million, or -2.0% of sales, in the second quarter of fiscal 2014 compared to US$4.4 million, or 7.1% of sales, in the second quarter of 2013 and US$2.3 million, or 4.1% of sales, in the first quarter of 2014.

“Although we experienced some timing issues in the second quarter, I am pleased our bookings increased sequentially and 10.0% year-over-year to significantly strengthen our backlog,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “As a result, we ended the first half of fiscal 2014 with relatively flat bookings year-over-year and a book-to-bill ratio of 1.09, but clearly with better order momentum. Given the strength of our recently launched technology platforms, including wireless and high-speed solutions, we are witnessing increases in our sales funnel, tier-1 customer engagements and larger projects. Consequently, I am confident EXFO has reached an important tipping point which bodes well for the second half of fiscal 2014.”

Selected Financial Information
(In thousands of US dollars)

	Q2 2014	Q1 2014	Q2 2013

Sales	$51,179	$56,003	$62,576

Gross margin*	$31,106	$34,818	$38,912
	60.8%	62.2%	62.2%
Other selected information:
IFRS net earnings (loss)	$(1,339)	$(747)	$39
Amortization of intangible assets	$1,074	$1,182	$1,922
Stock-based compensation costs	$402	$463	$468
Restructuring charges	$–	$–	$89
Net income tax effect of the above items	$(64)	$(67)	$(95)
Foreign exchange gain	$2,292	$802	$1,700
Adjusted EBITDA**	$(1,002)	$2,292	$4,435

Operating Expenses
Selling and administrative expenses totaled US$21.5 million, or 42.1% of sales in the second quarter of fiscal 2014 compared to US$23.1 million, or 36.9% of sales, in the same period last year and US$21.7 million, or 38.8% of sales, in the first quarter of 2014.

Gross research and development expenses amounted to US$13.0 million, or 25.5% of sales, in the second quarter of fiscal 2014 compared to US$14.1 million, or 22.6% of sales, in the second quarter of 2013 and US$13.3 million, or 23.8% of sales, in the first quarter of 2014.

Net R&D expenses totaled US$11.0 million, or 21.4% of sales, in the second quarter of fiscal 2014 compared to US$12.0 million, or 19.1% of sales, in the same period last year and US$11.3 million, or 20.1% of sales, in the first quarter of 2014.

Second-Quarter Highlights
•
Sales. Sales originated 45% from the Americas, 32% from EMEA, and 23% from Asia-Pacific in the second quarter of 2014. EXFO’s top customer accounted for 6.9% of sales in the second quarter, while the top three represented 13.1%. Second-quarter bookings increased 10.0% year-over-year and 1.4% sequentially to US$58.7 million. At the halfway mark of fiscal 2014, bookings totaled US$116.6 million compared to US$117.7 million during the same period in 2013.

•
Profitability. EXFO reported adjusted EBITDA of US$1.3 million (1.2% of sales) after six months into fiscal 2014 compared to US$7.2 million (5.8% of sales) during the same period in 2013 due to lower revenues. Cash flows from operating activities totaled US$7.0 million at the halfway mark of fiscal 2014 compared to -US$2.7 million during the same period in 2013. EXFO’s cash position amounted to US$51.7 million with no debt at the end of the second quarter of 2014.

•
Innovation. EXFO launched seven new products in the second quarter, including an end-to-end voice-over-LTE (VoLTE) service assurance suite that enables mobile operators to proactively monitor and assure quality of experience (QoE) of critical VoLTE deployments that are about to get underway. EXFO also introduced the industry’s first polarization-multiplexed (Pol-Mux) optical spectrum analyzer to characterize 40G and 100G coherent networks; released a fully automated fiber inspection probe, the first in the industry to integrate auto-focus capabilities, thus eliminating costly false positive results and reducing fiber connector inspection time by more than 50%; and expanded its multi-service Power Blazer offering by adding bidirectional EtherSAM capabilities on all 10M to 100G Ethernet interfaces.  Altogether, EXFO released 16 new products or major product upgrades at the halfway mark of fiscal 2014.

Business Outlook
EXFO forecasts sales between US$60.0 million and US$65.0 million for the third quarter of fiscal 2014, while IFRS net earnings are expected to range between US$0.00 and US$0.04 per diluted share. Net earnings include US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2014. To listen to the conference call and participate in the question period via telephone, dial 1-416-981-9095. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on April 1, 2014. The replay number is 1-402-977-9141 and the reservation number is 21709023. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO

Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for more than 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Q2 2014	Q1 2014	Q2 2013

IFRS net earnings (loss) for the period	$(1,339)	$(747)	$39

Add (deduct):

Depreciation of property, plant and equipment	1,243	1,275	1,504
Amortization of intangible assets	1,074	1,182	1,922
Interest (income) expenses	(49)	(27)	25
Income taxes	(41)	948	2,088
Restructuring charges	–	–	89
Stock-based compensation costs	402	463	468
Foreign exchange gain	(2,292)	(802)	(1,700)
Adjusted EBITDA for the period	$(1,002)	$2,292	$4,435

Adjusted EBITDA in percentage of sales	(2.0)%	4.1%	7.1%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at February 28, 2014	As at August 31, 2013
Assets

Current assets
Cash	$47,064	$45,386
Short-term investments	4,641	4,868
Accounts receivable
Trade	43,511	50,117
Other	2,525	2,778
Income taxes and tax credits recoverable	5,511	6,525
Inventories	37,280	35,705
Prepaid expenses	3,035	2,561
	143,567	147,940

Tax credits recoverable	40,994	41,719
Property, plant and equipment	42,852	45,523
Intangible assets	5,539	7,543
Goodwill	25,969	27,313
Deferred income taxes	11,136	10,807
Other assets	693	693

	$270,750	$281,538
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$31,267	$26,253
Provisions	638	756
Income taxes payable	337	679
Current portion of long-term debt	─	296
Deferred revenue	8,625	9,467
	40,867	37,451

Deferred revenue	3,501	3,932
Deferred income taxes	3,373	3,226
Other liabilities	922	477
	48,663	45,086

Shareholders’ equity
Share capital (note 4)	111,337	109,837
Contributed surplus	15,787	17,186
Retained earnings	110,766	112,852
Accumulated other comprehensive loss	(15,803)	(3,423)
	222,087	236,452

	$270,750	$281,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Sales	$51,179	$107,182	$62,576	$122,397

Cost of sales (1) (note 5)	20,073	41,258	23,664	47,321
Selling and administrative (note 5)	21,537	43,245	23,074	45,364
Net research and development (note 5)	10,973	22,254	11,960	23,562
Depreciation of property, plant and equipment (note 5)	1,243	2,518	1,504	3,109
Amortization of intangible assets (note 5)	1,074	2,256	1,922	3,884
Interest (income) expenses	(49)	(76)	25	(8)
Foreign exchange gain	(2,292)	(3,094)	(1,700)	(2,456)
Earnings (loss) before income taxes	(1,380)	(1,179)	2,127	1,621

Income taxes (note 6)	(41)	907	2,088	3,220

Net earnings (loss) for the period	$(1,339)	$(2,086)	$39	$(1,599)

Basic and diluted net earnings (loss) per share	$(0.02)	$(0.03)	$0.00	$(0.03)

Basic weighted average number of shares outstanding (000’s)	60,414	60,316	60,392	60,391

Diluted weighted average number of shares outstanding (000’s) (note 7)	60,414	60,316	61,175	60,391

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Net earnings (loss) for the period	$(1,339)	$(2,086)	$39	$(1,599)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(9,580)	(11,528)	(9,184)	(10,892)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(1,289)	(1,529)	(679)	(762)
Reclassification of realized gains/losses on forward exchange contracts in net earnings (loss)	191	365	(130)	(329)
Deferred income tax effect of gains/losses on forward exchange contracts	294	312	217	293
Other comprehensive loss	(10,384)	(12,380)	(9,776)	(11,690)

Comprehensive loss for the period	$(11,723)	$(14,466)	$(9,737)	$(13,289)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Six months ended February 28, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 4)	87	–	–	–	87
Redemption of share capital (note 4)	(913)	(227)	–	–	(1,140)
Reclassification of stock-based compensation costs (note 4)	1,261	(1,261)	–	–	–
Stock-based compensation costs	–	878	–	–	878
Net loss for the period	–	–	(1,599)	–	(1,599)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(10,892)	(10,892)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $293	–	–	–	(798)	(798)
Total comprehensive loss for the period	–	–	(1,599)	(11,690)	(13,289)

Balance as at February 28, 2013	$111,400	$16,688	$109,912	$1,817	$239,817

	Six months ended February 28, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 4)	195	–	–	–	195
Redemption of share capital (note 4)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 4)	2,136	(2,136)	–	–	–
Stock-based compensation costs	–	843	–	–	843
Net loss for the period	–	–	(2,086)	–	(2,086)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(11,528)	(11,528)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $312	–	–	–	(852)	(852)
Total comprehensive loss for the period	–	–	(2,086)	(12,380)	(14,466)

Balance as at February 28, 2014	$111,337	$15,787	$110,766	$(15,803)	$222,087

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Cash flows from operating activities
Net earnings (loss) for the period	$(1,339)	$(2,086)	$39	$(1,599)
Add (deduct) items not affecting cash
Changes in discount on short-term investments	─	─	(3)	(1)
Stock-based compensation costs	402	865	468	916
Depreciation and amortization	2,317	4,774	3,426	6,993
Deferred revenue	1,024	(728)	111	(1,420)
Deferred income taxes	(324)	301	988	1,721
Changes in foreign exchange gain/loss	(793)	(901)	(775)	(798)
	1,287	2,225	4,254	5,812
Changes in non-cash operating items
Accounts receivable	6,182	4,525	2,016	(6,088)
Income taxes and tax credits	(1,686)	(943)	(1,313)	(3,186)
Inventories	(1,221)	(3,533)	1,213	1,053
Prepaid expenses	(787)	(616)	(414)	(55)
Other assets	(40)	(34)	─	─
Accounts payable, accrued liabilities and provisions	(94)	5,391	(3,687)	(50)
Other liabilities	(17)	(43)	(15)	(210)
	3,624	6,972	2,054	(2,724)
Cash flows from investing activities
Additions to short-term investments	(4,790)	(14,571)	(10,236)	(34,769)
Proceeds from disposal and maturity of short-term investments	4,790	14,562	13,283	37,810
Additions to capital assets	(1,695)	(2,396)	(2,504)	(4,493)
	(1,695)	(2,405)	543	(1,452)
Cash flows from financing activities
Repayment of long-term debt	(307)	(307)	(293)	(293)
Exercise of stock options	89	195	36	87
Redemption of share capital	(937)	(937)	(167)	(1,140)
	(1,155)	(1,049)	(424)	(1,346)
Effect of foreign exchange rate changes on cash	(1,475)	(1,840)	(1,566)	(1,921)

Change in cash	(701)	1,678	607	(7,443)
Cash – Beginning of the period	47,765	45,386	50,818	58,868

Cash – End of the period	$47,064	$47,064	$51,425	$51,425

Supplementary information
Interest paid	$7	$9	$17	$26
Income taxes paid	$229	$871	$552	$937
Additions to capital assets	$1,196	$2,680	$1,021	$2,261

As at February 28, 2013 and 2014, unpaid purchases of capital assets amounted to $677 and $515 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 25, 2014.

2  Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements except for the changes in accounting policies described below. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements and Amendments

The company has adopted the following amended and new standards, effective September 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation — Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. The adoption of IFRS 10 had no impact on the company’s consolidated financial statements.

Joint arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venture recognizes its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. The adoption of IFRS 11 had no impact on the company’s consolidated financial statements.

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. The adoption of IFRS 12 had no impact on the company’s consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures. The adoption of IFRS 13 did not require any adjustment to the valuation techniques used by the company to measure fair value. The company provided the required additional disclosure in its consolidated financial statements (note 3).

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The adoption of these amendments had no impact on the company’s consolidated financial statements.

3  Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contract represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities by level of hierarchy is as follows:

	As at February 28, 2014		As at August 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$4,641	$–	$4,868	$–

Financial liabilities
Forward exchange contracts	$–	$1,847	$–	$722

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 28, 2014, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2014 to August 2014	$10,800,000	1.0308
September 2014 to August 2015	18,200,000	1.0589
September 2015 to August 2016	13,400,000	1.0923
September 2016 to December 2016	3,400,000	1.1063

Total	$45,800,000	1.0656

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 as at August 31, 2013 and $2,111,000 as at February 28, 2014.

Based on the portfolio of forward exchange contracts as at February 28, 2014, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,196,000.

As at February 28, 2014, forward exchange contracts in the amount of $1,196,000 are presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts of $651,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three and six months ended February 28, 2013 and 2014, the company recognized within its sales the following gains or losses on forward exchange contracts:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Gains (losses) on forward exchange contracts	$(285)	$(369)	$153	$355

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4  Share Capital

On January 8, 2014, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on January 13, 2014, and will end on January 12, 2015, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

The following tables summarize changes in share capital for the six months ended February 28, 2013 and 2014.

	Six months ended February 28, 2013
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2012	31,643,000	$1	28,710,891	$110,964	$110,965
Exercise of stock options	−	−	23,275	51	51
Redemption of restricted share units	−	−	127,949	−	−
Redemption of share capital	−	−	(205,123)	(793)	(793)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	612	612
Balance as at November 30, 2012	31,643,000	1	28,656,992	110,834	110,835
Exercise of stock options	−	−	7,400	36	36
Redemption of restricted share units	−	−	141,725	−	−
Redemption of deferred share units	−	−	37,054	−	−
Redemption of share capital	−	−	(31,210)	(120)	(120)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	649	649

Balance as at February 28, 2013	31,643,000	$1	28,811,961	$111,399	$111,400

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 28, 2014
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837
Exercise of stock options	−	−	25,800	106	106
Redemption of restricted share units	−	−	315,583	−	−
Redemption of deferred share units	−	−	38,010	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	1,435	1,435
Balance as at November 30, 2013	31,643,000	1	28,781,183	111,377	111,378
Exercise of stock options	−	−	20,500	89	89
Redemption of restricted share units	−	−	95,882	−	−
Redemption of share capital	−	−	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	701	701

Balance as at February 28, 2014	31,643,000	$1	28,683,095	$111,336	$111,337

5  Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Gross research and development expenses	$13,046	$26,355	$14,126	$28,024
Research and development tax credits and grants	(2,073)	(4,101)	(2,166)	(4,462)

	$10,973	$22,254	$11,960	$23,562

Gross research and development expenses for the three months and the six months ended February 28, 2013, include $89,000 in restructuring charges.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Cost of sales
Depreciation of property, plant and equipment	$380	$764	$422	$867
Amortization of intangible assets	497	1,062	1,257	2,531
	877	1,826	1,679	3,398

Selling and administrative expenses
Depreciation of property, plant and equipment	234	481	275	572
Amortization of intangible assets	380	775	432	874
	614	1,256	707	1,446

Net research and development expenses
Depreciation of property, plant and equipment	629	1,273	807	1,670
Amortization of intangible assets	197	419	233	479
	826	1,692	1,040	2,149

	$2,317	$4,774	$3,426	$6,993

Depreciation of property, plant and equipment	$1,243	$2,518	$1,504	$3,109
Amortization of intangible assets	1,074	2,256	1,922	3,884

	$2,317	$4,774	$3,426	$6,993

Inventory write-down is as follows:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Inventory write-down	$1,251	$2,438	$924	$1,937

Employee compensation comprises the following:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Salaries and benefits	$30,700	$60,720	$32,183	$63,230
Stock-based compensation costs	402	865	468	916

Total employee compensation for the period	$31,102	$61,585	$32,651	$64,146

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Cost of sales	$45	$100	$57	$112
Selling and administrative expenses	259	592	310	623
Net research and development expenses	98	173	101	181

	$402	$865	$468	$916

6  Income taxes

For the three months and the six months ended February 28, 2013 and 2014, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(372)	$(318)	$574	$437

Increase (decrease) due to:
Foreign income taxed at different rates	(209)	(295)	(97)	(278)
Non-taxable (income)/loss	(471)	(893)	(372)	(1,164)
Non-deductible expenses	181	407	222	423
Foreign exchange effect of translation of foreign subsidiaries	(34)	212	(74)	284
Utilization of previously unrecognized deferred income tax assets	12	(3)	─	─
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	974	1,961	1,062	2,694
Other	(122)	(164)	773	824

	$(41)	$907	$2,088	$3,220

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision (recovery) consists of the following:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Current	$283	$606	$1,100	$1,499
Deferred	(324)	301	988	1,721

	$(41)	$907	$2,088	$3,220

7  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 28, 2014	Six months ended February 28, 2014	Three months ended February 28, 2013	Six months ended February 28, 2013

Basic weighted average number of shares outstanding (000’s)	60,414	60,316	60,392	60,391
Plus dilutive effect of (000’s):
Stock options	2	17	33	32
Restricted share units	491	645	641	651
Deferred share units	90	102	109	121

Diluted weighted average number of shares outstanding (000’s)	$60,997	$61,080	$61,175	$61,195
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	$259	$129	$84	$102

For the six months ended February 28, 2013 and the three and six months ended February 28, 2014, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated March 25, 2014.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that enable customers to increase network capacity and optimize reliability on their wireline and wireless IP (Internet protocol) networks. As such, we target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched seven new products in the second quarter of fiscal 2014, including among others a voice-over-LTE (VoLTE) service assurance suite that enables mobile network operators to troubleshoot and proactively monitor the health of new VoLTE infrastructures through live traffic generation and measurement of key performance indicators. We also introduced an industry-first, polarization-multiplexed (Pol-Mux) optical spectrum analyzer for characterizing coherent 40G and 100G systems; we integrated auto-focus capabilities on our fiber inspection probe to render the task of inspecting fiber connectors fully automated; and we expanded our multiservice Power Blazer offering by adding bidirectional EtherSAM capabilities on all 10M to 100G Ethernet interfaces. At the halfway mark of fiscal 2014, EXFO has released a total of 16 new products or major product upgrades.

We reported sales of $51.2 million in the second quarter of fiscal 2014, which represents a decrease of 18.2% compared to $62.6 million for the same period last year. Bookings increased 10.0% to $58.7 million in the second quarter of fiscal 2014, for a book-to-bill ratio of 1.15, compared to $53.4 million for the same period last year.

Net loss amounted to $1.3 million, or $0.02 per share, in the second quarter of fiscal 2014, compared to net earnings of $39,000, or $0.00 per diluted share, for the same period last year. Net loss for the second quarter of fiscal 2014 included $1.0 million in after-tax amortization of intangible assets, $402,000 in stock-based compensation costs and a foreign exchange gain of $2.3 million.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain) reached minus $1.0 million, or minus 2.0% of sales in the second quarter of fiscal 2014, compared to $4.4 million, or 7.1% of sales for the same period last year. See page 32 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

On January 8, 2014, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on January 13, 2014, and will end on January 12, 2015, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013

Sales	$51,179	$62,576	$107,182	$122,397

Cost of sales (1)	20,073	23,664	41,258	47,321
Selling and administrative	21,537	23,074	43,245	45,364
Net research and development	10,973	11,960	22,254	23,562
Depreciation of property, plant and equipment	1,243	1,504	2,518	3,109
Amortization of intangible assets	1,074	1,922	2,256	3,884
Interest (income) expenses	(49)	25	(76)	(8)
Foreign exchange gain	(2,292)	(1,700)	(3,094)	(2,456)

Earnings (loss) before income taxes	(1,380)	2,127	(1,179)	1,621

Income taxes	(41)	2,088	907	3,220

Net earnings (loss) for the period	$(1,339)	$39	$(2,086)	$(1,599)

Basic and diluted net earnings (loss) per share	$(0.02)	$0.00	$(0.03)	$(0.03)

Other selected information:

Gross margin before depreciation and amortization(2)	$31,106	$38,912	$65,924	$75,076

Research and development:
Gross research and development (3)	$13,046	$14,126	$26,355	$28,024
Net research and development (3)	$10,973	$11,960	$22,254	$23,562

Adjusted EBITDA (2)	$(1,002)	$4,435	$1,290	$7,155

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 32 for non-IFRS measures.
(3)	Include $89 in restructuring charges for the three months and six months ended February 28, 2013 (nil in fiscal 2014).

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	39.2	37.8	38.5	38.7
Selling and administrative	42.1	36.9	40.3	37.1
Net research and development	21.4	19.1	20.8	19.2
Depreciation of property, plant and equipment	2.4	2.4	2.3	2.5
Amortization of intangible assets	2.1	3.1	2.1	3.2
Interest (income) expenses	(0.1)	–	(0.1)	–
Foreign exchange gain	(4.4)	(2.7)	(2.8)	(2.0)

Earnings (loss) before income taxes	(2.7)	3.4	(1.1)	1.3

Income taxes	(0.1)	3.3	0.8	2.6

Net earnings (loss) for the period	(2.6)%	0.1%	(1.9)%	(1.3)%

Other selected information:

Gross margin before depreciation and amortization (2)	60.8%	62.2%	61.5%	61.3%

Research and development:
Gross research and development (3)	25.5%	22.6%	24.6%	22.9%
Net research and development (3)	21.4%	19.1%	20.8%	19.2%

Adjusted EBITDA (2)	(2.0)%	7.1%	1.2%	5.8%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 32 for non-IFRS measures.
(3)	Include 0.1% in restructuring charges for the three months and six months ended February 28, 2013 (nil in fiscal 2014).

SALES AND BOOKINGS

For the three months ended February 28, 2014, our sales decreased 18.2% to $51.2 million, from $62.6 million for the same period last year, and our bookings increased 10.0% to $58.7 million, from $53.4 million for the same period last year, for a book-to-bill ratio of 1.15.

For the six months ended February 28, 2014, our sales decreased 12.4% to $107.2 million, from $122.4 million for the same period last year. For the first half of fiscal 2014, bookings amounted to $116.6 million, compared to $117.7 million for the same period last year, for a book-to-bill ratio of 1.09.

In the second quarter and the first half of fiscal 2014, most of the year-over-year decrease in sales in dollars comes from the Americas as market conditions in this region continues to be challenging due to order delays and lower spending levels, especially among key customers. We believe projects and strategic initiatives were not cancelled, but rather pushed until later in calendar 2014. In addition, during the second quarter of fiscal 2014, despite the fact that our bookings increased 10.0% year-over-year, bookings came late in the period, leaving us with not enough time to ship and recognize all of them in the quarter, which negatively impacted our sales year-over-year. Also, in the second quarter and the first half of fiscal 2013, we shipped large orders of copper-access products to some tier-1 network operators in the Americas. We did not have such large orders for the same periods this year, which reduced our sales year-over-year.

Furthermore, in the second quarter and the first half of fiscal 2014, we faced, to some extent, increased competition and pricing pressure compared to the same periods last year, which negatively impacted our sales and bookings year-over-year.

In addition, in the second quarter of fiscal 2014, we recorded (in our sales) foreign exchange losses of $285,000 on our forward exchange contracts, compared to foreign exchange gains of $153,000 for the same period last year, which contributed to decreasing our sales 0.7% year-over-year. In the first half of fiscal 2014, we recorded foreign exchange losses of $369,000 on our forward exchange contracts, compared to foreign exchange gains of $355,000 for the same period last year, which contributed to decreasing our sales 0.6% year-over-year.

Finally, in the first half of fiscal 2014, we did not benefit from any calendar year-end budget spending on the part of network operators in the Americas due to tight management of budgets, while we benefited from some of this spending in the same period last year, reducing our sales year-over-year.

In terms of bookings, although in the second quarter of fiscal 2014 our sales decreased compared to the same period last year, our bookings increased in every region, for an overall increase of 10.0% year-over-year.

Geographic distribution

In the second quarter of fiscal 2014, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific accounted for 45%, 32% and 23% of sales respectively, compared to 49%, 29% and 22% for the same period last year respectively. In the first half of fiscal 2014, sales to the Americas, EMEA and Asia-Pacific accounted for 48%, 31% and 21% of sales respectively, compared to 52%, 28% and 20% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the second quarters of fiscal 2013 and 2014, no customer accounted for more than 10% of our sales, and our top three customers accounted for 13.1% for both periods. In the first halves of fiscal 2013 and 2014, no customer accounted for more than 10% of our sales, and our top three customers accounted for 13.9% and 11.3% of our sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure — refer to page 32 of this document)

Gross margin before depreciation and amortization (gross margin) reached 60.8% of sales for the three months ended February 28, 2014, compared to 62.2% for the same period last year.

Gross margin reached 61.5% of sales for the six months ended February 28, 2014, compared to 61.3% for the same period last year.

The decrease in our gross margin in the second quarter of fiscal 2014 compared to the same period last year can be explained by the following factors.

In the second quarter of fiscal 2014, a lower sales volume compared to the same period last year resulted in a lower absorption of our fixed manufacturing costs, which decreased our gross margin year-over-year.

In addition, in the second quarter of fiscal 2014, we recorded in our sales foreign exchange losses of $285,000 on our forward exchange contracts, compared to foreign exchange gains of $153,000 for the same period last year, which contributed to decreasing our gross margin by 1.0% year-over-year.

Finally, in the second quarter of fiscal 2014, we faced, to some extent, increased competition and pricing pressure compared to the same period last year, which negatively impacted our gross margin year-over-year.

However, in the second quarter of fiscal 2013, our gross margin was unfavorably affected by our product mix. Namely, in the second quarter of 2013, we shipped large orders of low-margin copper-access test solutions, which negatively impacted our gross margin for that period. We did not have such orders in the same period this year.

The slight increase in our gross margin in the first half of fiscal 2014 compared to the same period last year can be explained by the following factors.

In the first half of fiscal 2013, our gross margin was unfavorably affected by our product mix. Namely, in the first half of 2013, we shipped large orders of low-margin copper-access test solutions, which negatively impacted our gross margin for that period. We did not have such orders in the same period this year.

However, in the first half of fiscal 2014, a lower sales volume compared to the same period last year resulted in a lower absorption of our fixed manufacturing costs, which decreased our gross margin year-over-year.

In addition, in the first half of fiscal 2014, we recorded in our sales foreign exchange losses of $369,000 on our forward exchange contracts, compared to foreign exchange gains of $355,000 for the same period last year, which contributed to decreasing our gross margin 0.6% year-over-year.

Finally, in the first half of fiscal 2014, we faced, to some extent, increased competition and pricing pressure compared to the same period last year, which negatively impacted our gross margin year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended February 28, 2014, selling and administrative expenses were $21.5 million, or 42.1% of sales, compared to $23.1 million, or 36.9% of sales for the same period last year.

For the six months ended February 28, 2014, selling and administrative expenses were $43.2 million, or 40.3% of sales, compared to $45.4 million, or 37.1% of sales for the same period last year.

In the second quarter and the first half of fiscal 2014, our selling and administrative expenses decreased due to tight control on expenses and to the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as a portion of our selling and administrative expenses are incurred in this currency and we report our results in US dollars.

In addition, in the second quarter and the first half of fiscal 2014, commission expenses to our sales channels were lower compared to the same periods last year due to a lower sales volume year-over-year.

In the second quarter and the first half of fiscal 2014, although our selling and administrative expenses decreased in dollars year-over-year, they increased as a percentage of sales as our sales also decreased year-over-year and a large portion of these expenses are relatively fixed in the short term.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended February 28, 2014, gross research and development expenses totaled $13.0 million, or 25.5% of sales, compared to $14.1 million, or 22.6% of sales for the same period last year.

For the six months ended February 28, 2014, gross research and development expenses totaled $26.4 million, or 24.6% of sales, compared to $28.0 million, or 22.9% of sales for the same period last year.

In the second quarter and the first half of fiscal 2014, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar and the Indian rupee had a positive impact on our gross research and development expenses as most of these expenses are incurred in these currencies and we report our results in US dollars.

In addition, in the second quarter and the first half of fiscal 2014, a shift in the mix and timing of research and development projects resulted in decreased gross research and development expenses compared to the same periods last year, with reduction of subcontracting and consultant expenses.

Finally, in the second quarter and the first half of fiscal 2013, our gross research and development expenses included $89,000 in restructuring charges, compared to nil for the same periods this year.

In the second quarter and the first half of fiscal 2014, although our gross research and development expenses decreased in dollars year-over-year, they increased as a percentage of sales as our sales also decreased year-over-year and a large portion of these expenses are relatively fixed in the short term.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended February 28, 2014, tax credits and grants for research and development activities were $2.1 million, or 15.9% of gross research and development expenses, compared to $2.2 million, or 15.3% of gross research and development expenses for the same period last year.

For the six months ended February 28, 2014, tax credits and grants for research and development activities were $4.1 million, or 15.6% of gross research and development expenses, compared to $4.5 million, or 15.9% of gross research and development expenses for the same period last year.

The decrease in our tax credits and grants in the second quarter and the first half of fiscal 2014, compared to the same periods last year, mainly results from the decrease in gross research and development expenses year-over-year as we were entitled to the same tax credit and grant programs year-over-year.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In the second quarter of fiscal 2014, depreciation of property, plant and equipment amounted to $1.2 million, compared to $1.5 million for the same period last year.

In the first half of fiscal 2014, depreciation of property, plant and equipment amounted to $2.5 million, compared to $3.1 million for the same period last year.

The decrease in depreciation expenses in the second quarter and the first half of fiscal 2014, compared to the same periods last year, was due to the fact that some assets became fully depreciated in fiscal 2013 as well as to the increase in the average value of the US dollar versus the Canadian dollar and the Indian rupee year-over-year, as a significant portion of our depreciation expenses is incurred in these currencies and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In the second quarter of fiscal 2014, amortization of intangible assets amounted to $1.1 million, compared to $1.9 million for the same period last year.

In the first half of fiscal 2014, amortization of intangible assets amounted to $2.3 million, compared to $3.9 million for the same period last year.

The decrease in amortization expenses in the second quarter and the first half of fiscal 2014 compared to the same periods last year is mainly due to the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as a significant portion of our amortization expense is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended February 28, 2014, we recorded a foreign exchange gain of $2.3 million compared to $1.7 million for the same period last year.

For the six months ended February 28, 2014, we recorded a foreign exchange gain of $3.1 million compared to $2.5 million for the same period last year.

During the second quarter of fiscal 2014, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain of $2.3 million during that period. In fact, the period-end value of the Canadian dollar decreased 4.1% versus the US dollar to CA$1.1075= US$1.00 in the second quarter of fiscal 2014, compared to CA$1.0620 = US$1.00 at the end of the previous quarter, and decreased 6.0% versus the euro to CA$1.5291 = €1.00 in the second quarter of fiscal 2014, compared to CA$1.4420 = €1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar significantly decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain of $1.7 million during that period. In fact, the period-end value of the Canadian dollar decreased 3.7% to CA$1.0314 = US$1.00 in the second quarter of fiscal 2013, compared to CA$0.9932 = US$1.00 at the end of the previous quarter.

During the first half of fiscal 2014, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $3.1 million during that period. In fact, the period-end value of the Canadian dollar decreased 4.9% versus the US dollar to CA$1.1075 = US$1.00 in the first half of fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous year, and decreased 9.7% versus the euro to CA$1.5291 = €1.00 in the first half of fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar significantly decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $2.5 million during that period. The period-end value of the Canadian dollar decreased 4.4% to CA$1.0314 = US$1.00 in the first half of fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous year.

Foreign-exchange-rate fluctuations also flow through the statement of earnings line items as a significant portion of our operating items are denominated in Canadian dollars and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the second quarter and the first quarter of fiscal 2014, compared to these currencies year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the second quarter of fiscal 2014 increased 8.4% and 12.5% respectively year-over-year, compared to the Canadian dollar and the Indian rupee. During the first half of fiscal 2014, it increased 6.8% and 12.5% respectively year-over-year, compared to the Canadian dollar and the Indian rupee.

INCOME TAXES

For the three months ended February 28, 2014, we reported an income tax recovery of $41,000 on a loss before income taxes of $1.4 million. For the corresponding period last year, we reported income tax expenses of $2.1 million on earnings before income taxes of $2.1 million.

For the six months ended February 28, 2014, we reported income tax expenses of $907,000 on a loss before income taxes of $1.2 million. For the corresponding period last year, we reported income tax expenses of $3.2 million on earnings before income taxes of $1.6 million.

These situations mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible loss and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable. Otherwise, the actual tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for all periods.

Please refer to note 6 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at February 28, 2014, cash and short-term investments totaled $51.7 million, while our working capital was at $102.7 million. Our cash and short-term investments decreased $897,000 in the second quarter of fiscal 2014, compared to the previous quarter. During the second quarter of fiscal 2014, operating activities generated $3.6 million in cash. However, during the quarter, we made cash payments of $1.7 million for the purchase of capital assets, $937,000 for the redemption of share capital under our share repurchase program and $307,000 for the repayment of our long-term debt. In addition, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $1.7 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of a commercial paper issued by high-credit-quality corporation, maturing in March 2014; therefore, we consider the risk of non-performance of this financial instrument to be limited. This debt instrument is not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at February 28, 2014, cash balances included an amount of $31.5 million that bears interest at an annual rate of 1.5%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.1 million for working capital and other general corporate purposes, and unused lines of credit of $17.9 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $3.6 million for the three months ended February 28, 2014, compared to $2.1 million for the same period last year.

Cash flows provided by operating activities were $7.0 million for the six months ended February 28, 2014, compared to cash flows used of $2.7 million for the same period last year.

Cash flows provided by operating activities in the second quarter of fiscal 2014 were attributable to the net earnings after items not affecting cash of $1.3 million, and the positive net change in non-cash operating items of $2.3 million; this was mainly due to the positive effect on cash of the decrease of $6.2 million in our accounts receivable due to the timing of receipts and sales during the quarter. This positive effect on cash was offset in part by the negative effect on cash of the increase of $1.7 million in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, the negative effect on cash of the increase of $1.2 million in our inventories to meet future demand, as well as the negative effect on cash of the increase of $787,000 in our prepaid expenses due to timing of payments during the quarter.

Cash flows provided by operating activities in the second quarter of fiscal 2013 were attributable to the net earnings after  items  not  affecting cash of  $4.3 million  offset in  part  by  the  negative  net change in non-cash operating items of $2.2 million; this was mainly due to the negative effect on cash of the decrease of $3.7 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter as well as the negative effect on cash of the increase of $1.3 million in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $2.0 million in our accounts receivable due to the timing of receipts and sales during the quarter and the decrease of $1.2 million in our inventories due to an improved inventory turn during the quarter.

Cash flows provided by operating activities in the first half of fiscal 2014 were attributable to the net earnings after items not affecting cash of $2.2 million, and the positive net change in non-cash operating items of $4.8 million; this was mainly due to the positive effect on cash of the decrease of $4.5 million in our accounts receivable due to the timing of receipts and sales during the period and the positive effect on cash of the increase of $5.4 million in our accounts payable and accrued liabilities due to timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the increase of $943,000 in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, the negative effect on cash of the increase of $3.5 million in our inventories to meet future demand as well as the negative effect on cash of the increase of $616,000 in our prepaid expenses due to timing of payments during the period.

Cash flows used by operating activities in the first half of fiscal 2013 were attributable to the net earnings after items not affecting cash of $5.8 million more than offset by the negative net change in non-cash operating items of $8.5 million; this was mainly due to the negative effect on cash of the increase of $6.1 million in our accounts receivable due to the increase and timing of receipts and sales during the period as well as the negative effect on cash of the increase of $3.2 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $1.1 million in our inventories due to an improved inventory turn during the period.

Investing activities

Cash flows used by investing activities were $1.7 million for the three months ended February 28, 2014, compared to cash flows provided of $543,000 for the same period last year.

Cash flows used by investing activities were $2.4 million for the six months ended February 28, 2014, compared to cash flows provided of $1.5 million for the same period last year.

In the second quarter of fiscal 2014, we paid $1.7 million for the purchase of capital assets.

For the corresponding period last year, we disposed (net of acquisitions) of $3.0 million worth of short-term investments but we paid $2.5 million for the purchase of capital assets.

In the first half of fiscal 2014, we paid $2.4 million for the purchase of capital assets.

For the corresponding period last year, we paid $4.5 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Financing activities

Cash flows used by financing activities were $1.2 million for the three months ended February 28, 2014, compared to $424,000 for the same period last year.

Cash flows used by financing activities were $1.0 million for the six months ended February 28, 2014, compared to $1.3 million for the same period last year.

In the second quarter of fiscal 2014, we redeemed share capital for a cash consideration of $937,000 and we made a repayment of $307,000 of our long-term debt. However, we received $89,000 from the exercise of stock options.

For the corresponding period last year, we redeemed share capital for a cash consideration of $167,000 and we made a repayment of $293,000 of our long-term debt. However, we received $36,000 from the exercise of stock options.

In the first half of fiscal 2014, we redeemed share capital for a cash consideration of $937,000 and we made a repayment of $307,000 of our long-term debt. However, we received $195,000 from the exercise of stock options.

For the corresponding period last year, we redeemed share capital for a cash consideration of $1.1 million and we made a repayment of $293,000 of our long-term debt. However, we received $87,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at February 28 2014, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2014 to August 2014	$10,800,000	1.0308
September 2014 to August 2015	18,200,000	1.0589
September 2015 to August 2016	13,400,000	1.0923
September 2016 to December 2016	3,400,000	1.1063

Total	$45,800,000	1.0656

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 as at August 31, 2013 and $2.1 million as at February 28, 2014. The quarter-end exchange rate was CA$1.1075 = US$1.00 as at February 28, 2014.

SHARE CAPITAL

Share capital

As at March 25, 2014, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,684,473 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2014, our off-balance sheet arrangements consisted of letters of guarantee amounting to $443,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

STRUCTURED ENTITIES

As at February 28, 2014, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2013, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three and six months ended February 28, 2014 and to our consolidated financial statements for the year ended August 31, 2013 for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first half of fiscal 2014, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2013.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013

IFRS net earnings (loss) for the period	$(1,339)	$39	$(2,086)	$(1,599)

Add (deduct):

Depreciation of property, plant and equipment	1,243	1,504	2,518	3,109
Amortization of intangible assets	1,074	1,922	2,256	3,884
Interest (income) expenses	(49)	25	(76)	(8)
Income taxes	(41)	2,088	907	3,220
Restructuring charges	–	89	–	89
Stock-based compensation costs	402	468	865	916
Foreign exchange gain	(2,292)	(1,700)	(3,094)	(2,456)
Adjusted EBITDA for the period	$(1,002)	$4,435	$1,290	$7,155

Adjusted EBITDA in percentage of sales	(2.0)%	7.1%	1.2%	5.8%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	February 28, 2014	November 30, 2013	August 31, 2013	May 31, 2013

Sales	$51,179	$56,003	$60,888	$58,865
Cost of sales (1)	$20,073	$21,185	$22,574	$22,574
Net earnings (loss)	$(1,339)	$(747)	$3,802	$(862)
Basic and diluted net earnings (loss) per share	$(0.02)	$(0.01)	$0.06	$(0.01)

	Quarters ended
	February 28, 2013	November 30, 2012	August 31, 2012	May 31, 2012

Sales	$62,576	$59,821	$57,156	$59,505
Cost of sales (1)	$23,664	$23,657	$21,257	$23,549
Net earnings (loss)	$39	$(1,638)	$(3,714)	$(3,720)
Basic and diluted net earnings (loss) per share	$0.00	$(0.03)	$(0.06)	$(0.06)

(1)	The cost of sales is exclusive of depreciation and amortization.